Exhibit 99.1

Loan Agreement between Tony Liu and UBI Blockchain Internet, Ltd. a Hong Kong company with UBI Blockchain Internet, Ltd., a Delaware corporation

Background

Through May 31, 2017, Tony Liu, Chief Executive Officer of the UBI Blockchain Internet, Ltd., a Delaware corporation, and UBI Blockchain Internet, Ltd., a Hong Kong Company (owned and controlled by Tony Liu), paid a total of $333,169 of expenditures on behalf of the UBI Blockchain Internet, Ltd., a Delaware corporation. The amount due to this related party for these expenditures is $333,169 at May 31, 2017.

This expenditures include the payment of employee salaries and company expenses. The payments were made from Tony Liu’s personal funds as loans to the Company.

Terms

Type of Loan: Verbal (no written agreement)

Interest on Loan: Non-interest bearing

Payment: Due on demand

Future loans:	Tony Liu retains the right to charge a reasonable rate of interest on similar loans that are used by the Company for the payment of salaries and expenses.